Exhibit 16.1

July 7, 2020

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for Hibbett Sports, Inc. (the Company) and, under the date of April 16, 2020, we reported on the consolidated financial statements of Hibbett Sports, Inc. as of and for the years ended February 1, 2020 and February 2, 2019, and the effectiveness of internal control over financial reporting as of February 1, 2020. On July 3, 2020, we were dismissed. We have read the Company’s statements included under Item 4.01 of its Form 8-K dated July 7, 2020, and we agree with such statements except that we are not in a position to agree or disagree with the Company’s statements in Item 4.01(b), Appointment of New Independent Public Accounting Firm.

Very truly yours,